

Alison Greenberg · 2nd

Co-Founder / CEO at Ruth Health

Talks about #design, #femtech, #branding, #womenshealth, and #brandstrategy

New York, New York, United States · Contact info

3,986 followers · 500+ connections



5 mutual connections: Esteban Alvarado, Ben Maitland-Lewis, and 3 others

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Ruth Health

Yale University

Featured

Link







Here are all the companies from Day 2 of Y Combinator'...

TechCrunch

Ruth Health: Pregnant women receive a lot of care but once the baby is born, there are months of health issues they still have to deal with — and little support provided by...

Article

Dioptra
Gold Health
Happiest Baby
iPill
Each of our winners proposed exciting projects

Find Riches in Niches to Make Health Equity Possible

Alison Greenberg on LinkedIn

by Dioptra (and Ruth Health) Co-founders, Alison Greenberg + Audrey Wu "Hardware is hard." That's what investors, industrial designers, and OB/GYNs told us while in R&D...

Link

Women in tech: 30 tips from 30 women to help you excel

The AI Journal

Featured for International Women's Day 2021: 30 tips from 30 women in tech on how to excel in the industry.

Activity

3,986 followers

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Alison Greenberg posted this • 4d



Cheers to the brilliant awardees (ahem, Kandi Burruss + Shavini Fernando), my lovely fellow NY Planning Board members, and staff at the annual StartOut Awards last night.

...show more

63 · 4 comments

Alison Greenberg reshared a post • 1w

You'd be so lucky to join this brilliant LDN team in venture capital!

...show more



Investment Analyst

Job by Giant Ventures

London Area, United Kingdom (On-site)

4

Alison Greenberg reshared a post • 1mo



Alison Greenberg reshared a post • 1mo

The "rhythm method" of birth control is soaring on TikTok. Experts warn it's the most dangerou...


fortune.com

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About

Ruth Health is a healthcare company bringing house calls + telehealth to pregnant people. We make prenatal, and then postpartum, womxn's healthcare more comfortable, convenient, and easy—all of which improve health outcomes.

...see more

Experience


Co-Founder + CEO
Ruth Health · Full-time
Oct 2020 - Present · 2 yrs 1 mo
Los Angeles + New York

Ruth Health is a YCombinator S21, UnitedHealthcare powered by Techstars and Grid110 company.

...see more


Ruth Health
Ruth Health - House calls for gentle prenatal healthcare


Co-Founder
Dioptra Co
Aug 2019 - Present · 3 yrs 3 mos
United States


Femtech | Dioptra
Dioptra - rethinking the vaginal speculum


Brand + Verbal Strategy - Naming
Independent Consultant
May 2018 - Jun 2021 · 3 yrs 2 mos
Greater New York City Area

For brands + agencies—McCann, VSA Partners, Siegelvision, Elmwood, OpenIDEO, Edwards Lifesciences, Stryker, Summit Health/City MD, Pfizer, General Motors, McDonald's, Hungryroc ...see more


Co-Founder + CEO — A Conversational AI Studio
aflow
2018 - 2020 · 2 yrs
Bronx, NY

A conversational AI studio designing + building AI-powered, NLP-backed chat + voice assistant experiences for business impact in authentic brand voice.

...see more


aflow ~
Where conversation design meets brand identity.


Director of Strategy
maslansky + partners
Apr 2017 - May 2018 · 1 yr 2 mos
New York, New York

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Education


Yale University
BA, Anthropology

Activities and societies: WYBCx Yale Radio, Mind Matters, Yale Symphony Orchestra, Fully-Funded Senior Thesis Research Fellowship

Senior thesis research done on fellowship in Montevideo, Uruguay to write an ethnography of the world's longest carnaval celebration and its musical-theatrical practice, la murga—the live, Uruguayar ...see more


Y Combinator
Jun 2021 - Sep 2021

Volunteering


NYC Chapter Founder
Women in Voice
Aug 2019 - Present · 3 yrs 4 mos
Science and Technology

Founder of the first East Coast chapter of Women in Voice, a 3,000+ womxn/allies in voice tech + conversational AI professional alliance with chapters in Seattle, SF, London, and Madrid.


College Essay Coach
The Opportunity Network
Sep 2016 - Dec 2019 · 3 yrs 4 mos
Education


Town Hall Moderator + NYC Ambassador
Ladies Get Paid
Mar 2017 - Jan 2019 · 1 yr 11 mos
Civil Rights and Social Action

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Skills

Strategy

 Endorsed by Paul Higgins and 1 other who is highly skilled at this

 Endorsed by 6 colleagues at Siegel+Gale

 27 endorsements

Company Naming

 Endorsed by 4 colleagues at Siegel+Gale

 15 endorsements

Advertising

 Endorsed by TIM YOUNG and 1 other who is highly skilled at this

 Endorsed by 2 colleagues at Siegel+Gale

 22 endorsements

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Recommendations

Received   Given


Callan Beres · 3rd
Jr UX Architect at FCB Health
May 27, 2021, Alison was Callan's client

How many entrepreneurs do you know who are at once inspiring leaders and yet humble enough to genuinely listen to others' recommendations? To me, that's Alison in a nutshell. She combines the drive that moves a team forward, the expertise that builds trust and confidence, and still has openness to collaborate. It's this combination that will guarantee the best, most insightful result of any tea ...see more


Quinn Cunningham, Ph.D. · 3rd
Associate Professor at Rider University's Norm Brodsky College of Business
June 23, 2019, Quinn was Alison's client

It was such a pleasure to work with Alison to name my new small business. Throughout the process, she was always prompt with email replies and arrived at our Google Hangout meetings on time. She provided excellent guiding questions that helped me think more deeply about my company and my brand, which in turn helped me hone in on words I might like to include in my company name. She is very kno ...see more


Max Gardner 🔗 · 3rd
Director, Producer, Filmmaker
August 24, 2016, Max worked with Alison but on different teams

Alison is the definitive creative package: a collaborator, a colleague, a friend and a decision-maker. In my time working with Alison at Siegel+Gale, she proved herself as a force that benefitted her team and her colleagues across departments, actively contributing well past her title, as well as supporting ideas, debates, and conversations that furthered the creative capital of whatever assignment she is ...see more

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Publications

Here are all the companies from Day 2 of Y Combinator's Summer 2021 Demo Day
TechCrunch · Sep 1, 2021

Show publication 🗗

Ruth Health: Pregnant women receive a lot of care but once the baby is born, there are months of health issues they still have to deal with — and little support provided by existing medical providers. Ruth Health is a ...see more

Smart Speakers, AI, and Gender Inequity
NPR · Aug 1, 2019

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Conversational AI—But IRL
Near Future Retail (Medium) · Jun 1, 2019

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Other authors



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Honors & awards

2018 Project of the Year: Dirty Talk NYC
Issued by Readymag · Dec 2018

 Associated with aflow

Creative and verbal strategy for a fresh anti-littering campaign in NYC.
https://2018.readymag.com/   ...see more

Omnicom Emerging Stars 2016: Pitch Competition Winner
Issued by Omnicom · Sep 2016

 Associated with Siegel+Gale

Selected for Omnicom's 2016 Emerging Stars program, which brings together high-potential talent with 1-2 years industry experience from across the Omnicom global network of companies.   ...see more

Languages

Spanish

Organizations

Society for Applied Anthropology (SfAA)
Member · Jan 2015 – Present

Brand ethnography, social science research, and understanding culture/behavior to answer the industry's biggest questions about consumers.

NEW INC
Incubator Member · Aug 2019 – Aug 2020

NEW INC via the New Museum is an incubator for people working at the intersection of art, design, and technology.   ...see more

Interests

Influencers   Companies   Groups   Schools

 **Christina Farr** 🔗 · 2nd
Health-tech investor at OMERS Ventures
156,558 followers

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 **Lisa Sherman** 🔗 · 3rd
President and CEO, The Ad Council I Board Member
39,246 followers

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Show all 5 influencers →